UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4) *

Birner Dental Management Services, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

091283200
(CUSIP Number)

MARK A. BIRNER, DDS
2325 E. 7th Avenue Parkway
Denver, Colorado 80206
(303) 929-4027
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.
Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.   See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
*  The remainder of this cover page is filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON

MARK A. BIRNER, DDS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
388,956[1]

	8	SHARED VOTING POWER
579,023

	9	SOLE DISPOSITIVE POWER
388,956[1]

	10	SHARED DISPOSITIVE POWER
579,023

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
579,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.1%

14	TYPE OF REPORTING PERSON
IN

1 Mr. Birner personally owns 388,956 shares of which he has sole voting power, except that such shares are subject to a voting agreement with respect to a potential merger or acquisition of Birner Dental Management Services, Inc.  Such shares are also subject to restrictions on transfer.  See Item #6 of this Schedule 13D for further information.

1	NAME OF REPORTING PERSON

LEE SCHLESSMAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
104,026[1]

	8	SHARED VOTING POWER
474,997

	9	SOLE DISPOSITIVE POWER
104,026[1]

	10	SHARED DISPOSITIVE POWER
474,997

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
579,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.1%

14	TYPE OF REPORTING PERSON
IN

1 Mr. Schlessman owns 104,026 shares of which he has sole voting power, except that such shares are subject to a voting agreement with respect to a potential merger or acquisition of Birner Dental Management Services, Inc.  Such shares are also subject to restrictions on transfer.  See Item #6 of this Schedule 13D for further information.

1	NAME OF REPORTING PERSON

ELIZABETH GENTY

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
86,041[1]

	8	SHARED VOTING POWER
492,982

	9	SOLE DISPOSITIVE POWER
86,041[1]

	10	SHARED DISPOSITIVE POWER
492,982

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
579,023

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.1%

14	TYPE OF REPORTING PERSON
IN

1 Ms. Genty owns 86,041 shares of which she has sole voting power, except that such shares are subject to a voting agreement with respect to a potential merger or acquisition of Birner Dental Management Services, Inc.  Such shares are also subject to restrictions on transfer.  See Item #6 of this Schedule 13D for further information.

This Amendment No. 4 amends the Schedule 13D dated May 18, 2016 (as amended, the "Schedule 13D") of Mark A. Birner, DDS, an individual ("Dr. Birner"), Lee Schlessman, an individual ("Mr. Schlessman") and Elizabeth Genty ("Ms. Genty"), each a "Reporting Person" and collectively the "Reporting Persons" in respect of shares of common stock, no par value per share (the "Common Stock"), of Birner Dental Management Services, Inc. (the "Company") as follows (unless otherwise indicated, all capitalized terms used but not defined herein have the meaning ascribed to such terms in the Schedule 13D):

Item 1.	Security and Issuer.

No modification to this Item.

 The class of equity securities to which this Schedule 13D relates is the common stock, no par value per share (the "Shares"), of Birner Dental Management Services, Inc. (the "Company").  The address of the principal executive offices of the Company is 1777 South Harrison Street, Suite 1400, Denver, Colorado 80210.

Item 2.	Identity and Background.

No modification to this Item.

This Schedule 13D is being filed jointly by Mark A. Birner, DDS, an individual ("Dr. Birner"), Lee Schlessman, an individual ("Mr. Schlessman") and Elizabeth Genty ("Ms. Genty"), each a "Reporting Person" and collectively the "Reporting Persons". The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1). Set forth below is information with respect to each Reporting Person.

The Reporting Person have entered into a Joint Filing Agreement dated May 11, 2016 that is more specifically described in Item 6 of this Schedule 13D appearing below (the "Joint Filing Agreement"). As a result, the Reporting Persons may be deemed to form a "group" for purposes of Section 13(d) of the Act and the rules thereunder (the "Group"). Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Dr. Birner's principal business address is 2325 E. 7th Avenue Parkway, Denver, Colorado 80206.  Dr. Birner is a principal of Birner Dental Strategies.

Mr. Schlessman's principal business address is 1555 Blake Street, Suite 400, Denver, Colorado 80202.  Mr. Schlessman is retired.

Ms. Genty's principal address is P.O. Box 9061, Pueblo, Colorado 81008.  Ms. Genty is self-employed.

 No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of the Reporting Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

No modification to this Item.

Dr. Birner purchased 388,956 shares of the Company's common stock for approximately $16,000, purchased with his personal funds over ten years ago.

Mr. Schlessman purchased 104,026 shares of the Company's common stock for approximately $472,288, purchased with his personal funds over ten years ago.

Ms. Genty acquired 86,041 shares of the Company's common stock pursuant to a court decree several years ago.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated to read as follows:

Item 5 and 6 is hereby incorporated by reference into this Item 4.

All of the Shares were originally acquired by the Reporting Persons for investment purposes. The Reporting Persons are filing this Schedule 13D with the Securities and Exchange Commission.

Voting Agreement.  As noted in Item 6, on August 11, 2016, the Reporting Persons entered into a Voting Agreement with Blackford Dental Management Holdings, LLC, ("Blackford") in connection with a potential merger or other acquisition transaction between Blackford and the Company (a "Transaction").  Under the voting agreement, the Reporting Persons have agreed to vote in favor of such a Transaction pursuant to the terms and conditions of the Voting Agreement.  In addition, the Reporting Persons have agreed to restrictions on the transfer of their shares of Common Stock of the Company during the term of the Voting Agreement.  Consummation of a Transaction (i) would likely entail a change of control of the Company's Board of Directors, its management team and corporate structure; (ii) may change the Company's charter and/or bylaws; and (iii) may affect the listing of the Company's Common Stock on the OTCQX.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

Mark A. Birner is the beneficial owner of 388,956 shares of Common Stock (which are referred to herein as the "Reported Shares"), representing approximately 20.9% of the shares of Common Stock outstanding, based on 1,860,261 shares of Common Stock outstanding as of August 3, 2016, as reported in the Company's Report on Form 10-Q for the quarter ended June 30, 2016. He may be deemed to have shared beneficial ownership of an additional 190,067 shares held of record by Mr. Schlessman and Ms. Genty, or 10.2% of the Common Stock outstanding. He disclaims beneficial ownership of those shares.

Lee Schlessman is the beneficial owner of 104,026 shares of Common Stock through two trusts of which he is a trustee and direct beneficiary or indirect beneficiary (which are referred to herein as the "Reported Shares"), representing approximately 5.6% of the shares of Common Stock outstanding, based on 1,860,261 shares of Common Stock outstanding as of August 3, 2016, as reported in the Company's Report on Form 10-Q for the quarter ended June 30, 2016. He may be deemed to have shared beneficial ownership of an additional 474,997 shares held of record by Dr. Birner and Ms. Genty, or an additional 25.5% of the Common Stock outstanding. He disclaims beneficial ownership of those shares.

Elizabeth Genty is the sole beneficial owner of 86,041 shares of Common Stock (which are referred to herein as the "Reported Shares"), representing approximately 4.6% of the shares of Common Stock outstanding, based on 1,860,261 shares of Common Stock outstanding as of August 3, 2016, as reported in the Company's Report on Form 10-Q for the quarter ended June 30, 2016. She may be deemed to have shared beneficial ownership of an additional 492,982 shares held of record by Mr. Schlessman and Dr. Birner, or an additional 26.5% of the Common Stock outstanding. She disclaims beneficial ownership of those shares.

The Reporting Persons collectively may be deemed to beneficially own an aggregate of 579,023 shares of Common Stock (which are referred to herein as the "Reported Shares"), constituting approximately 31.1 % of the shares of Common Stock outstanding, based on 1,860,261 shares of Common Stock outstanding as of August 24, 2016, as reported in the Company's Report on Form 10-Q for the quarter ended June 30, 2016.

Except as otherwise disclosed in this Schedule 13D, none of the Reporting Persons has engaged in any transaction in shares of Common Stock during the past sixty days.

None of the Reporting Persons has knowledge of any person who has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Reported Stock.

All of the shares of Common Stock reported herein were acquired for investment purposes, and were originally acquired without the purpose or effect of changing or influencing control of the Company.  The Reporting Persons review on a continuing basis their holdings in the Company's Common Stock.

The Reporting Persons reserve the right from time to time to formulate plans and proposals regarding the Company or any of its securities, and to carry out any of the actions or transactions in connection therewith. The Reporting Persons may in the future acquire additional Common Stock or other securities of the Company in the open market, in privately negotiated purchases or otherwise and may also, depending on the current circumstances, dispose of all or a portion of the Common Stock beneficially owned by them in one or more transactions.

Subject to the Voting Agreement, the Reporting Persons, individually or acting together, may in the future exercise any and all of rights they may have as shareholders of the Company in a manner consistent with their equity interests in the Company. Depending on various factors including, without limitation, the Company's financial position, results of operations and cash flows, Common Stock prices, conditions in the securities markets, whether any offer has been made by a third party to acquire the Company or the outstanding shares of Common Stock, the terms and conditions of any offer that is made by a third party to acquire the Company or the outstanding shares of Common Stock, general economic and industry conditions and any other factors identified and deemed pertinent by the Reporting Persons, the Reporting Persons, individually or acting together, in the future take such actions with respect to the Company and the shares of Common Stock they or any of them hold as any or all of them deems appropriate, including, without limitation, one or more of the following: (i) engaging in, and continuing to engage in, communications and discussions with, and making recommendations, suggestions and proposals to, management of the Company and one or more members of the Board, shareholders of the Company and other interested parties, including potential acquirers of the Company, including seeking to change control and management of the Company, in each case, directly or through representatives, whether by press release, letter or other oral, written or electronic communication, in person or otherwise, regarding (1) the value of the Company's securities and ways to increase shareholder value for the shareholders of the Company, (2) the Company's business, management, operational performance, operations, assets, indebtedness and other liabilities (including the terms thereof and the security therefor, if any), cash flows, capitalization, executive compensation, change-in-control agreements, other corporate governance provisions and practices of the Company and its management that are to the detriment of shareholders of the Company who are not insiders of the Company, financial condition, results of operations, financial performance, ownership structure, corporate governance, Board structure and composition, strategy and future plans and suggestions for changes and improvements thereto, (3) liquidation of the Company's assets or one or more properties included in those assets with a distribution of the proceeds of the sale of those assets to the Company's shareholders and (4) such other matters as any or all of the Reporting Persons may determine; (ii) purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to shares of Common Stock; (iii) soliciting proxies from shareholders of the Company for voting at meetings of the shareholders of the Company as the Reporting Persons or a Reporting Person may deem appropriate on other items of business to come before the shareholders of the Company at a meeting of the shareholders; (iv) discussing with one or more interested persons the possibility of making an offer to acquire the Company in an extraordinary transaction, including by means of a merger, and the terms of any offer that might be made; (v) seeking to obtain from one or more interested person an offer or offers to acquire the Company in an extraordinary transaction, including by means of a merger; (vi) seeking to effect or cause to occur or to have the Company engage in or cause to occur with respect to the Company one or more of the actions, events and occurrences set forth in paragraphs (a) through (j) of Item 4 of this 13D.

As reported in previous filings in this Schedule 13D, the Reporting Persons have sent various letters to the Company's Board of Directors, which are attached hereto as Exhibit 4 and incorporated herein by reference.

Joint Filing Agreement.

The Reporting Persons have entered into a joint filing agreement dated May 11, 2016, with respect to the filing of this Schedule 13D with the Securities and Exchange Commission, which is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 11, 2016, the Reporting Persons entered into the Joint Filing Agreement which governs, among other matters, the joint filing of Schedule 13D for such parties in connection with seeking the solicitation of proxies from shareholders of the Company and the coordination and oversight of communications by one or more of the Reporting Persons with the Company and other persons relating to that goal. A copy of the Joint Filing Agreement is furnished herewith as Exhibit 99.1 and incorporated by reference in this Item 6.

Item 6 is hereby amended by adding the following to the end of the Item:

On August 11, 2016, each of the Reporting Persons entered into a Voting Agreement ("Voting Agreement") with Blackford Dental Management Holdings, LLC, a Delaware limited liability company ("Blackford"), substantially in the form attached hereto as Exhibit 3 in respect of their shares of Commons Stock of the Company reported in this Schedule 13D. The following description of the Voting Agreement is qualified in its entirety to a copy of which is attached as Exhibit 3 to this Schedule 13D.

The Voting Agreement provides that Blackford has expressed an interest in acquiring the Company through a merger or other transaction with a per share price of between $23.00 and $25.30 (a "Transaction") and each of the Reporting Persons agreed as follows:

1. At any meeting of the stockholders of the Company called for approval of a proposed Transaction, (i) each of the Reporting Persons will vote all of his or her shares of Company Common Stock in favor of the proposed Transaction; (ii) each Reporting Person will vote all of his or her shares of Company Common Stock against approval of any proposal made in opposition to, or in competition with, consummation of a transaction with any third party, as long as such proposal is at a per share price lower or equal to the per share price than the then existing per share price agreed by Blackford as part of the Transaction; and (iii) each Reporting Person will vote all of his or her shares of Company Common Stock against (a) any merger, consolidation, business combination, sale of assets, or reorganization of the Company, or (b) any other action, any of which is intended, or could reasonably be expected to, impede, interfere with, discourage or adversely affect the Transaction as long as such proposal is at a per share price lower or equal to the per share price agreed by Blackford as part of the Transaction.  Further, in no event will any of the Reporting Persons be required to take any of the foregoing actions in the event that at any time during pendency of a Transaction, there shall be an alternative proposal to the Transaction that is a per share price of at least greater than the then existing per share price in the Transaction unless such third-party offer is matched in all substantive respects by Blackford within five business days after such Reporting Person provides notice of such offer to Blackford.

2. Each of the Reporting Persons agrees not to directly or indirectly sell, transfer, assign, pledge or otherwise dispose of any of their shares of Common Stock in the Company, or enter into any other voting arrangements with respect to such shares.

Each Reporting Person represented and warranted in the Voting Agreement that each had the necessary power and authority to execute and deliver the Voting Agreement and perform such obligations thereunder.

The Voting Agreement will terminate upon the later of (a) the consummation of the Transaction, (b) August 11, 2017, or (c) upon written notification by Blackford to such Reporting Person that Blackford has decided not to pursue further the Transaction.

Item 7.	Material to be Filed as Exhibits.

1. Joint Filing Agreement incorporated herein by reference to Exhibit 99.1 to Amendment No. 1 to the Schedule 13D as filed with the Securities and Exchange Commission on Schedule 13D/A filed on June 3, 2016.

2. Power of Attorney incorporated herein by reference to Amendment No. 1 to the Schedule 13D as filed with the Securities and Exchange Commission on Schedule 13D/A filed on June 3, 2016.

3. Voting Agreement dated August 11, 2016.

4. Letters to the Board of Directors of the Company

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 26, 2016

/s/ Mark A. Birner
Mark A. Birner, DDS

*
Lee Schlessman

*
Elizabeth Genty

/s/ Mark A. Birner
*Mark A. Birner, DDS as Attorney in-Fact